UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K




             For Annual Reports of Employee Stock Purchase, Savings
                   and Similar Plans Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934






(Mark One)
             [X] Annual Report Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934

                 For the fiscal year ended December 31, 1998

                                       OR

             [ ] Transition Report Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934


                 A. Full title of the plan and the address of the
                    plan, if different from that of the issuer named below:


                              THE LL&E SAVINGS PLAN
                            (Full title of the plan)

                 B. Name of  issuer  of the  securities  held
                    pursuant to the plan and the address of its principal executive office:



                            BURLINGTON RESOURCES INC.

                           5051 Westheimer, Suite 1400
                              Houston, Texas 77056

                              THE LL&E SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997


                    With Independent Auditors' Report Thereon

                              THE LL&E SAVINGS PLAN

                                TABLE OF CONTENTS


                                                                     Page

Independent Auditors' Report                                           1

Financial Statements

      Statements of Net Assets Available for Benefits
          as of December 31, 1998 and 1997                             2

      Statement of Changes in Net Assets Available
            for Benefits for the year ended December 31, 1998          3

      Notes to Financial Statements                                    4

Supplemental Schedules

      Schedule 1 - Line 27a - Schedule of Assets Held for
          Investment Purposes as of December 31, 1998                 13

      Schedule 2 - Line 27d - Schedule of Reportable
          Transactions  in Excess of 5% of the Current Value
          of Plan Assets for the year ended December 31, 1998         14

                          Independent Auditors' Report


To the Participants and Administrator of the LL&E Savings Plan:


We have audited the statements of net assets available for benefits of The LL&E Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules 1 and 2 is presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  KPMG LLP
May 27, 1999


                              THE LL&E SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1998 and 1997


                                                                1998              1997
                                                          ---------------   --------------

Cash and cash equivalents at cost plus accrued interest    $    133,836     $    170,077
Company Stock                                                23,932,097 *     54,277,481 *
LL&E Royalty Trust Units of Beneficial Interest                  71,826          200,350
Investment in Funds
     Schwab Value Advantage Money Fund                        4,413,677 *      7,691,521 *
     Vanguard Bond Index Total Bond Market Fund               1,995,238        2,448,027
     Vanguard Index Trust 500 Portfolio Fund                 14,507,650 *     16,371,862 *
     PBHG Growth Fund                                         3,687,809 *      6,662,103 *
     Janus Worldwide Fund                                     6,053,403 *      6,676,176 *
     Hotchkis & Wiley Balanced Income Fund                      495,516          466,721
     Strong Schafer Value Fund                                2,467,300        3,851,881
Loans to participants                                         1,145,241        2,126,899
                                                          --------------   --------------

     Net assets available for benefits                     $ 58,903,593     $100,943,098
                                                          ==============   ==============


*Represents more than 5% of Plan assets



The accompanying notes are an integral part of these financial statements.



                              THE LL&E SAVINGS PLAN

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1998


Interest and royalty income                               $       223,596

Dividend income                                                 1,038,190

Interest income on loans to participants                          102,650

Net realized gains on disposition of investments                1,061,093

Net unrealized depreciation of investments                     (2,671,255)
                                                          ----------------

              Net investment loss                                (245,726)
                                                          ----------------

Contributions
     Employer                                                   2,024,765
     Employees                                                  2,291,735
                                                          ----------------

              Total contributions                               4,316,500
                                                          ----------------

Benefit payments for terminations and withdrawals             (45,942,748)

Forfeitures                                                      (167,531)
                                                          ----------------

Net decrease in net assets available for benefits             (42,039,505)

Net assets available for benefits
     Beginning of year                                        100,943,098
                                                          ----------------

     End of year                                          $    58,903,593
                                                          ================


The accompanying notes are an integral part of these financial statements.

                             THE LL&E SAVINGS PLAN
                         Notes to Financial Statements


 (1)   Plan Description
       The following description of The LL&E Savings Plan ("the Plan") provides only general information. The amended and restated Plan document and subsequent amendments more fully explain the details of the Plan and are made available to Plan participants by the Plan administrator.

       (a)    General
              The Plan is a trusteed, defined contribution plan, covering all full time employees of The Louisiana Land and Exploration Company ("LL&E") and designated subsidiaries, wholly-owned subsidiaries of Burlington Resources Inc. ("BR" or "the Company"). The Plan is subject to the provisions of The Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

       (b)    Investment Funds
              A trust agreement between LL&E and Charles Schwab Trust Company ("Schwab"), provides for Schwab to maintain trust funds on behalf of the Plan. The trust funds are segregated into investment funds as follows.

              Company Stock - Contributions are invested in Common Stock of BR.

              LL&E Royalty Trust Units of Beneficial Interest ("Units") - No new amounts are being invested in this fund, except that income on existing Units and any repayments of loans to participants in this fund are reinvested in additional Units.

              Schwab Value Advantage Money Fund - Contributions are invested in this fund which invests in high quality short-term debt securities such as certificates of deposit, commercial paper and publicly traded bonds.

              Vanguard Bond Index Total Bond Market Fund - Contributions are invested in this fund which invests in a portfolio of fixed income securities selected to match the Lehman Brothers Aggregate Bond Index which encompasses U.S. Treasury and agency securities, corporate bonds and mortgage-backed securities, with maturities greater than one year.

              Vanguard Index Trust 500 Portfolio Fund - Contributions are invested in this fund which invests in all 500 stocks in the Standard & Poor's 500 Index in approximately the same proportions as they are represented in the Index.

              PBHG Growth Fund - Contributions are invested in this fund which invests in common stocks and convertible securities of companies with market capitalization or annual revenues under $1.5 billion.

              Janus Worldwide Fund - Contributions are invested in this fund which invests in common stocks of foreign and domestic companies.

              Hotchkis & Wiley Balanced Income Fund - Contributions are invested in this fund which invests in equity securities of domestic and foreign companies, fixed-income securities and money market obligations.

              Strong Schafer Value Fund - Contributions are invested in this fund which invests in common stocks of domestic companies and other equity securities.

                             THE LL&E SAVINGS PLAN
                         Notes to Financial Statements

              Loans to Participants - The notes receivable resulting from loans to participants are maintained in this fund. Benefit payments for terminations and withdrawals in this fund relate to the cancellation of loans by participants withdrawing from the Plan.

              Participants in the Plan are permitted to direct the investment of their contributions to the Plan in any of the funds except for the LL&E Royalty Trust Units of Beneficial Interest and the loans to participants and may make up to eight transfers per year between these funds.

              The investment and changes therein of all funds are determined through the use of quoted market prices.

              Realized   gains  or  losses  and   unrealized   appreciation   or
              depreciation of investments are determined in accordance with Department of Labor regulations for Form 5500. The cost basis of investments is either fair market value at the beginning of the year and/or cost of current year additions, as appropriate. Dispositions of investments are on a first-in, first-out basis.

              The number of participants by fund at December 31, 1998 was as follows.

                                                                    Number of
                                              Fund                 Participants
                -----------------------------------------------   --------------
                Company Stock                                         345
                LL&E Royalty Trust Units of Beneficial Interest        36
                Schwab Value Advantage Money Fund                     161
                Vanguard Bond Index Total Bond Market Fund            134
                Vanguard Index Trust 500 Portfolio Fund               276
                PBHG Growth Fund                                      226
                Janus Worldwide Fund                                  225
                Hotchkis & Wiley Balanced Income Fund                  38
                Strong Schafer Value Fund                             106
                Loans to participants                                 140

              Since, within certain limitations, investments may be made simultaneously in more than one fund by an individual participant, an individual may be included more than once in the above count. The individual participants in the Plan at December 31, 1998 numbered 345.

       (c)    Contributions and Benefits
              (1) Non-Contributory Participation

                  The employer contributes monthly to the Plan participants' account an amount determined in accordance with the following schedule.

                                                              Percent of
                                                                Covered
                               Credited Service              Compensation
                        --------------------------------   ------------------

                        Less than 5 years                          2%
                        5 years or more                            4%

                  Non-contributory   participation   is  not  dependent  on  the
                  eligible   employees'   contributory   participation  and  all
                  contributions are invested in Company Stock.

                             THE LL&E SAVINGS PLAN
                         Notes to Financial Statements

              (2) Contributory Participation

                  Employees are allowed to make tax-deferred contributions to the Plan in the amount of between 2% and 12% of compensation. The amount of tax-deferred contributions are limited by federal tax legislation. Where tax-deferred contributions elected by participants exceed these limitations, any excess tax-deferred contributions are distributed to the affected parties or deferred until termination or retirement.

                  In addition to the non-contributory participation, the employer will contribute to the participants' account an amount based on a percentage of the dollar amount contributed voluntarily, if any, by the participants. The additional employer's contributions are applicable to voluntary participant contributions which are not in excess of 6% of covered compensation and are determined in accordance with the following schedule.

                                                          Percent of
                                                            Covered
                               Credited Service          Compensation
                        --------------------------     -----------------

                        Less than 5 years                     50%
                        5 years or more                      100%

                  In 1998, employer matching contributions reflect the participants' current investment elections. In 1997, all employer matching contributions were invested in Company Stock.

                  Participants pay no federal income tax on their tax-deferred contributions, on the employer contributions, or on any earnings on their accounts until withdrawals or distributions are made from their accounts.

              (3) Other Significant Plan Provisions

                  Participants in the Plan become fully vested in their account balance derived from employer contributions upon the earliest to occur of the following.

                      Completion of five years of service
                      Attainment of age 65
                      Retirement pursuant to the early retirement provisions of The LL&E Pension Plan Death Termination of employment by reason of a reduction in labor force
                      Total disability, as defined in the Plan
                      In the event of a change in control,  as  defined  in  the
                          Plan
                      Under  certain  circumstances  in the event of a change in control as defined in The LL&E Special Termination Benefit Plan in the case of certain covered employees

                  Participants are at all times fully vested in their account balance derived from their own contributions, including any earnings or losses.

                  Participants may elect that the vested portions of employer and employee contributions, plus income or earnings, be distributed to them in a lump sum i) as soon as practicable following termination of employment, ii) on or about the date one year after termination of employment or iii) on or about age 65. Upon termination, other than described above, nonvested employer contributions and earnings are forfeited by participants and such amounts reduce employer contributions under the Plan.

                             THE LL&E SAVINGS PLAN
                         Notes to Financial Statements


                  Participants in the Plan may make a qualified plan rollover contribution or an individual retirement account rollover contribution, as defined in the Plan. The contributions may only be made if they meet the requirements of a tax-free rollover for federal income tax purposes.

                  After-tax contributions to the Plan are no longer an option, however, employees may still have after-tax account balances. Participants can withdraw all or any portion of their after-tax contributions, plus earnings.

                  Participants cannot withdraw any tax-deferred contributions or any earnings while employed at LL&E. Participants may, as of any valuation date, withdraw all or any portion of their vested account balance derived from matching employer contributions, and earnings, subject to several specific rules as defined in the Plan.

                  Participants may borrow from the portions of their account derived from employer contributions except transfers from the LL&E Benefit Plan and tax-free rollovers, and employee tax-deferred contributions, and earnings, subject to several specific rules as defined in the Plan. A participant may have two loans outstanding at any given time but no loan(s) from the Plan may be in excess of the lesser of $50,000 or 50% of the participant's vested account balance. Repayments will be made through payroll deductions over optional terms from twelve to sixty months (in twelve month increments) and may be prepaid by paying the full outstanding balance. The annual loan interest rate is fixed from time to time at the prime rate. Loans are secured by the applicable participant's vested account balance.

       (d)    Termination of the Plan
              The Employer has the right under the Plan to modify the benefits provided and to terminate the Plan subject to the provisions set forth in ERISA.

 (2)   Summary of Accounting Policies
       The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires certain estimates and assumptions. Actual results may differ from those estimates.

       Benefits payable for terminations and withdrawals are included in Plan equity and are charged to income when paid. This accounting method differs from that required in Department of Labor Form 5500 which requires benefits payable to be accrued and charged to income in the period the liability arises. Accordingly, net assets available for benefits as of December 31, 1998 and 1997 and changes in net assets available for benefits for the year ended December 31, 1998 differ from that reported in Form 5500 as follow.

                                                       Net Assets Available
                                                           for Benefits
                                                    ----------------------------
                                                      1998             1997
                                                    ------------  --------------
                As reported                         $ 58,903,593  $ 100,943,098
                Effect of accrued benefits payable    (3,352,920)    (6,623,135)
                                                    ------------- --------------

                As reported in Form 5500            $ 55,550,673  $  94,319,963
                                                    ============= ==============

                             THE LL&E SAVINGS PLAN
                         Notes to Financial Statements

                                                            Changes in
                                                            Net Assets
                                                           Available for
                                                             Benefits
                                                         ----------------
                                                               1998
                                                         ----------------

                As reported                               $  (42,039,505)
                Effect of accrued benefits payable             3,270,215
                                                         ----------------

                As reported in Form 5500                  $  (38,769,290)
                                                         ================

(3)    Net Realized Gains on Disposition of Investments
       The following is a summary of net realized gains on the disposition of investments for the year ended December 31, 1998.

                Aggregate market value of Company Stock sold      $ 28,489,415
                Aggregate cost basis of Company Stock sold          29,154,612
                                                                  ------------

                Net realized losses on sale of Company Stock          (665,197)
                                                                  ------------

                Aggregate market value of other investments sold    41,988,785
                Aggregate cost basis of other investments sold      40,262,495
                                                                  ------------

                Net realized gains on sale of other investments      1,726,290
                                                                  ------------

                                                                  $  1,061,093
                                                                  ============

(4)    Distribution of the Units
       The Units were distributed by LL&E to holders of record of its capital stock on June 22, 1983 on the basis of one Unit for each two shares of capital stock owned on such date. The Units received by the Plan were allocated among the respective accounts of participants in proportion to the number of shares of capital stock in each account at the record date of the distribution of the Units and are maintained separately. Monthly royalty income attributable to the Units are allocated to participants on the same basis and are reinvested in additional Units.

       Participants have the right to decide when the Units allocated to their respective accounts will be sold. Participants may exercise a single election to sell all of their Units and have the proceeds reinvested in other funds of the Plan.

(5)    Federal Income Taxes
       LL&E has received a favorable determination letter from the Internal Revenue Service dated July 25, 1995, for the Plan as restated June 1, 1994, for all amendments adopted through June 15, 1994. The determination letter was approved subject to the adoption of the First Amendment to the restated Plan, which was adopted on August 21, 1995. The letter states that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code.

                             THE LL&E SAVINGS PLAN
                         Notes to Financial Statements


       The Plan has subsequently been amended. LL&E does not expect the Plan's qualifications under the provisions of 401(a) and 401(k) of the Internal Revenue Code or its federal income tax exempt status under Section 501(a) of the Internal Revenue Code to change due to the amendments since the restatement.

(6)    Fees and Expenses
       Expenses incurred in administering the Plan are paid by the employer. Expenses in connection with investment security transactions are added to cost or deducted from the proceeds.

(7)    Other Matters
       On October 22, 1997, LL&E was merged with and into a subsidiary of BR. As a result, LL&E became a wholly-owned subsidiary of BR and each outstanding share of Capital Stock of LL&E, including that held by the Plan at the time of the merger, was exchanged for 1.525 shares of Common Stock of BR. Effective January 1, 1999, the LL&E Savings Plan was merged with and into the Burlington Resources Inc. Retirement Savings Plan such that the BR Retirement Savings Plan shall be the continuing plan.

                              THE LL&E SAVINGS PLAN

                          Notes to Financial Statements

(8)     Fund Information

        Net assets available for benefits by fund at December 31, 1998 and 1997 were as follow.

                                                                  December 31, 1998
                                   ---------------------------------------------------------------------------
                                                       LL&E                        Vanguard        Vanguard
                                                   Royalty Trust     Schwab       Bond Index         Index
                                                     Units of         Value       Total Bond       Trust 500
                                     Company        Beneficial      Advantage       Market         Portfolio
                                      Stock          Interest       Money Fund       Fund            Fund
                                   -------------   -------------   ------------  ------------    -------------

Cash and cash equivalents at
   cost plus accrued interest     $   133,768      $      68         $    --       $    --       $     --
Company Stock                      23,932,097             --              --            --             --
LL&E Royalty Trust Units
   of Beneficial Interest                --           71,826              --            --             --
Investment in Funds
   Schwab Value Advantage
      Money Fund                         --               --         4,413,677          --             --
   Vanguard Bond Index Total
      Bond Market Fund                   --               --              --        1,995,238          --
   Vanguard Index Trust 500
      Portfolio Fund                     --               --              --            --          14,507,650
   PBHG Growth Fund                      --               --              --            --             --
   Janus Worldwide Fund                  --               --              --            --             --
   Hotchkis & Wiley Balanced
      Income Fund                        --               --              --            --             --
   Strong Schafer Value Fund             --               --              --            --             --
Loans to participants                    --               --              --            --             --
                                   --------------  -------------   ------------   ------------   -------------
         Net assets available for
        benefits                   $ 24,065,865    $  71,894       $ 4,413,677    $ 1,995,238    $  14,507,650
                                   ==============  =============   ============   ============   =============
Number of shares/units
   outstanding                          668,261       29,465         4,413,677        193,310          127,316
                                   ==============  =============   ============   ============   =============
Per share/unit                     $     36.103    $   2.440       $     1.000    $    10.321    $     113.950
                                   ==============  =============   ============   ============   =============

                                                                  December 31, 1998
                                    ----------------------------------------------------------------------------------------
                                                                Hotchkis &
                                                                  Wiley
                                       PBHG          Janus       Balanced        Strong
                                      Growth       Worldwide      Income         Schafer        Loans to
                                       Fund          Fund          Fund         Value Fund     Participants         Total
                                   -----------   ------------   -----------   -------------   -------------   --------------
Cash and cash equivalents at
   cost plus accrued interest      $      --      $     --       $    --       $     --        $      --       $    133,836
Company Stock                             --            --            --             --               --         23,932,097
LL&E Royalty Trust Units
       of Beneficial Interest             --            --            --             --               --             71,826
Investment in Funds
     Schwab Value Advantage
       Money Fund                         --            --            --             --               --          4,413,677
     Vanguard Bond Index Total
         Bond Market Fund                 --            --            --             --               --          1,995,238
      Vanguard Index Trust 500
       Portfolio Fund                     --            --            --             --               --         14,507,650
   PBHG Growth Fund                  3,687,809          --            --             --               --          3,687,809
   Janus Worldwide Fund                   --        6,053,403         --             --               --          6,053,403
   Hotchkis & Wiley Balanced
      Income Fund                         --            --         495,516           --               --            495,516
   Strong Schafer Value Fund              --            --            --         2,467,300            --          2,467,300
Loans to participants                     --            --            --             --          1,145,241        1,145,241
                                   -----------   ------------   -----------   -------------   -------------   --------------
      Net assets available for
        benefits                   $ 3,687,809    $ 6,053,403    $ 495,516     $ 2,467,300     $ 1,145,241     $ 58,903,593
                                   ===========   ============   ===========   =============   =============   ==============
 Number of shares/units
   outstanding                         144,394        127,817       26,583          41,614
                                   ===========   ============   ===========   =============
Per share/unit                     $   25.540     $   47.360     $  18.640     $    59.290
                                   ===========   ============   ===========   =============

                              THE LL&E SAVINGS PLAN

                          Notes to Financial Statements



(8)     Fund Information, continued

                                                                  December 31, 1997
                                 -------------------------------------------------------------------------------------
                                                       LL&E                                Vanguard         Vanguard
                                                  Royalty Trust          Schwab           Bond Index         Index
                                                     Units of            Value           Total Bond         Trust 500
                                      Company       Beneficial          Advantage           Market          Portfolio
                                       Stock         Interest          Money Fund            Fund             Fund
                                  -------------   ---------------   ----------------   ---------------   -------------
Cash and cash equivalents at
   cost plus accrued interest     $    170,077     $       --        $        --        $       --        $      --
Company Stock                       54,277,481             --                 --                --               --
LL&E Royalty Trust Units
   of Beneficial Interest                 --           200,350                --                --               --
Investment in Funds
   Schwab Value Advantage
      Money Fund                          --               --             7,691,521             --               --
   Vanguard Bond Index Total
      Bond Market Fund                    --               --                 --           2,448,027             --
   Vanguard Index Trust 500
      Portfolio Fund                      --               --                 --                --          16,371,862
   PBHG Growth Fund                       --               --                 --                --               --
   Janus Worldwide Fund                   --               --                 --                --               --
   Hotchkis & Wiley Balanced
      Income Fund                         --               --                 --                --               --
   Strong Schafer Value Fund              --               --                 --                --               --
Loans to participants                     --               --                 --                --               --
                                  -------------   ---------------   ----------------   ---------------   -------------
      Net assets available for
         benefits                 $ 54,447,558     $   200,350       $    7,691,521     $  2,448,027      $ 16,371,862
                                  =============   ===============   ================   ===============   =============
 Number of shares/units
   outstanding                       1,211,213          40,556            7,691,521          242,619           181,768
                                  =============   ===============   ================   ===============   =============
Per share/unit                    $     44.953     $     4.940       $        1.000     $     10.090      $     90.070
                                  =============   ===============   ================   ===============   =============

                                                                          December 31, 1997
                                   -------------------------------------------------------------------------------------------------
                                                                       Hotchkis &
                                                                         Wiley
                                      PBHG            Janus            Balanced            Strong
                                     Growth         Worldwide           Income             Schafer         Loans to
                                      Fund            Fund               Fund            Value Fund      Participants       Total
                                   ------------   ---------------   ----------------   ---------------   -------------   -----------
Cash and cash equivalents at
   cost plus accrued interest     $       --       $       --        $        --        $       --        $      --     $    170,077
Company Stock                             --               --                 --                --               --       54,277,481
LL&E Royalty Trust Units
   of Beneficial Interest                 --               --                 --                --               --          200,350
Investment in Funds
   Schwab Value Advantage
      Money Fund                          --               --                 --                --               --        7,691,521
   Vanguard Bond Index Total
      Bond Market Fund                    --               --                 --                --               --        2,448,027
   Vanguard Index Trust 500
      Portfolio Fund                      --               --                 --                --               --       16,371,862
   PBHG Growth Fund                  6,662,103             --                 --                --               --        6,662,103
   Janus Worldwide Fund                   --         6,676,176                --                --               --        6,676,176
   Hotchkis & Wiley Balanced
      Income Fund                         --               --               466,721             --               --          466,721
   Strong Schafer Value Fund              --               --                 --           3,851,881             --        3,851,881
Loans to participants                     --               --                 --                --           2,126,899     2,126,899
                                   ------------   ---------------   ----------------   ---------------   -------------  ------------
      Net assets available for
         benefits                 $  6,662,103     $ 6,676,176       $      466,721     $  3,851,881     $   2,126,899  $100,943,098
                                   ============   ===============   ================   ===============   =============  ============
Number of shares/units
   outstanding                         262,391         176,712               24,195           60,280
                                   ============   ===============   ================   ===============

Per share/unit                    $     25.390     $    37.780       $       19.290     $     63.900
                                   ============   ===============   ================   ===============

                              THE LL&E SAVINGS PLAN

                          Notes to Financial Statements



(9)     Fund Information

        Changes in net assets  available for benefits by fund for the year ended
December 31, 1998 follow.

                                                             LL&E                                 Vanguard           Vanguard
                                                          Royalty Trust         Schwab           Bond Index           Index
                                                            Units of             Value           Total Bond         Trust 500
                                         Company           Beneficial          Advantage           Market           Portfolio
                                          Stock             Interest          Money Fund            Fund               Fund
                                       --------------   ----------------   ----------------   ---------------    ---------------

Interest and royalty income            $        600      $          13      $     152,543      $      70,440      $        --

Dividend income                             450,015             17,698            176,494             74,088            240,757

Interest income on loans
   to participants                            9,733               --                9,608              4,566             29,787

Net realized gains (losses)
   on disposition of investments           (666,497)            (6,146)               --              11,970          1,174,963

Net unrealized appreciation
   (depreciation) of investments         (5,577,596)           (72,643)               --              24,206          2,374,509
                                       --------------   ----------------   ----------------   ---------------    ---------------

Net investment income (loss)             (5,783,745)           (61,078)           338,645            185,270          3,820,016

Contributions
   Employer                                 956,527               --              105,002             56,650            376,299
   Employees                                203,768               --              175,329             93,107            762,685

Benefit payments for
   terminations and withdrawals         (22,833,002)           (43,050)        (6,991,380)        (1,252,564)        (7,901,381)

Forfeitures                                (165,164)              (694)               (85)              (193)              (406)

Transfers between funds - net            (2,760,077)           (23,634)         3,094,645            464,941          1,078,575
                                       --------------   ----------------   ----------------   ---------------    ---------------

Net increase (decrease) in net assets
   available for benefits               (30,381,693)          (128,456)        (3,277,844)          (452,789)        (1,864,212)

Net assets available for benefits
   Beginning of year                     54,447,558            200,350          7,691,521          2,448,027         16,371,862
                                       --------------   ----------------   ----------------   ---------------    ---------------

   End of year                        $  24,065,865      $      71,894      $   4,413,677      $   1,995,238      $  14,507,650
                                       ==============   ================   ================   ===============    ===============



                                                                         Hotchkis &
                                                                           Wiley
                                           PBHG             Janus         Balanced          Strong
                                          Growth          Worldwide        Income          Schafer          Loans to
                                           Fund             Fund            Fund          Value Fund      Participants      Total
                                       --------------  ---------------  --------------  --------------  --------------- ------------

Interest and royalty income            $      --        $       --       $       --      $       --      $      --        $ 223,596

Dividend income                               --              24,343          39,714           15,081           --        1,038,190

Interest income on loans
   to participants                           19,916           19,028           1,018            8,994           --          102,650

Net realized gains (losses)
   on disposition of investments            (93,973)         604,829          19,401           16,546           --        1,061,093

Net unrealized appreciation
   (depreciation) of investments             20,239          851,669         (36,554)        (255,085)          --       (2,671,255)
                                       --------------  ---------------  --------------  --------------  --------------- ------------

Net investment income (loss)                (53,818)       1,499,869          23,579         (214,464)          --         (245,726)

Contributions
   Employer                                 222,343          183,678          20,072          104,194           --        2,024,765
   Employees                                398,941          415,501          36,957          205,447           --        2,291,735

Benefit payments for
   terminations and withdrawals          (2,195,379)      (2,743,986)       (248,782)      (1,565,117)      (168,107)   (45,942,748)

Forfeitures                                    (426)            (430)           --               (133)          --         (167,531)

Transfers between funds - net            (1,345,955)          22,595         196,969           85,492       (813,551)          --
                                       --------------  ---------------  --------------  --------------  --------------- ------------

Net increase (decrease) in net assets
   available for benefits                (2,974,294)        (622,773)         28,795       (1,384,581)      (981,658)   (42,039,505)

Net assets available for benefits
   Beginning of year                      6,662,103        6,676,176         466,721        3,851,881      2,126,899    100,943,098
                                       --------------  ---------------  --------------  --------------  --------------- ------------

   End of year                        $   3,687,809     $  6,053,403     $   495,516    $   2,467,300    $ 1,145,241    $58,903,593
                                       ==============  ===============  ==============  ==============  =============== ============




                                                                     Schedule 1

                              THE LL&E SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                     Number of
                                                   shares, units
                                                    or principal                         Current
                                                       amount              Cost           value
                                                 -----------------   --------------   -------------

Cash and cash equivalents                             133,836         $    133,836     $    133,836
Company Stock                                         668,261           15,251,150       23,932,097
LL&E Royalty Trust Units of Beneficial Interest        29,465              181,773           71,826
Schwab Value Advantage Money Fund                   4,413,677            4,413,677        4,413,677
Vanguard Bond Index Total Bond
     Market Fund                                      193,310            1,919,023        1,995,238
Vanguard Index Trust 500 Portfolio
     Fund                                             127,316            8,891,774       14,507,650
PBHG Growth Fund                                      144,394            3,483,766        3,687,809
Janus Worldwide Fund                                  127,817            4,450,780        6,053,403
Hotchkis & Wiley Balanced Income Fund                  26,583              524,621          495,516
Strong Schafer Value Fund                              41,614            2,514,333        2,467,300
Loans to participants                                       -                    -         1,145,241 *
                                                                     --------------   -------------

           Total Assets Held for Investment
              Purposes                                               $  41,764,733     $ 58,903,593
                                                                     ==============   =============


* Loans to participants bear interest between 6% and 9% and have maturities ranging from one to five years.








                                                                                       Schedule 2


                              THE LL&E SAVINGS PLAN

                 Line 27d - Schedule of Reportable Transactions
              in Excess of 5% of the Current Value of Plan Assets

                          Year ended December 31, 1998



                                                                                                  Expenses
 Identity of                                                     Purchase         Selling       incurred with
 party involved           Description of assets                    price           price         transaction
---------------  --------------------------------------------  --------------  --------------  ---------------
Category (iii) - Series of securities transactions

                    Schwab Value Advantage
                        Money Fund                              $ 5,653,348     $      --        $    --

                    Schwab Value Advantage
                        Money Fund                                     --         8,931,191           --

                    Vanguard Index Trust 500 Portfolio Fund            --         9,988,914           --

                    Common Stock of Burlington Resources Inc.          --        28,489,415           --



                                                                               Current value
                                                                                of assets on         Net
                                                                  Cost of       transaction          gain
                                                                   assets          date             (loss)
                                                               --------------  --------------  ---------------
Category (iii) - Series of securities transactions

                    Schwab Value Advantage
                        Money Fund                              $ 5,653,348     $ 5,653,348      $    --

                    Schwab Value Advantage
                        Money Fund                                8,931,191       8,931,191           --

                    Vanguard Index Trust 500 Portfolio Fund       8,813,950       9,988,914        1,174,964

                    Common Stock of Burlington Resources Inc.    29,154,612      28,489,415         (665,197)








There were no (i), (ii), or (iv) reportable transactions during the year.